Exhibit 99.1

CNFinance Files Annual Report on Form 20-F for Fiscal Year 2019

GUANGZHOU, China, April 27, 2020 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company"), a leading home equity loan service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission ("SEC") on April 27, 2020.

The annual report can be accessed on the Company's investor relations website at http://ir.cashchina.cn as well as the SEC's website at http://www.sec.gov.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company's IR Department at ir@cashchina.cn.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise ("MSE") owners with its funding partners. The Company's primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company's risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance
E-mail: ir@cashchina.cn
Ms.Jing Li
Phone: +86-180-2728-0883

SOURCE CNFinance Holdings Limited